02031761

P.E 12-31-2001
0-23551

United Tennessee Bankshares, Inc.

2001

ANNUAL REPORT

United Tennessee Bankshares, Inc.

P.O. Box 458
Newport, Tennessee 37822-0458

To Our Stockholders:

We are delighted to present this Annual Report to our stockholders. The 2001 year was a tragic year for our country and the economy. We would like to express our appreciation to all the brave people in this country who have shown the world that we will not let the terrorist win. The world will never be the same, but our economy has recovered from this blow.

United Tennessee Bankshares, Inc., has recovered from the recession, and grew from $98 million at December 31, 2000 to over $100 million at December 31, 2001. Our loan portfolio grew $3.3 million or 4.8% and our deposits grew $3.2 million or 3.9%. Shareholder's equity increased by $838,000 or 6.28%. The increase in shareholder's equity was accomplished while buying back and canceling 41,001 shares of stock at a cost of $372,000.

We are also pleased with our results of operations in 2001. Total interest income increased by $181,000 in 2001 while total interest expense decreased by $485,000. The increase in income and decrease in expense resulted in a larger interest rate spread. This increase was mainly due to a decrease in the cost of funds as a result of the Federal Reserve System's lowering interest rates eleven times during 2001. We increased our provision for loan losses by $73,000 due to an increase in loans and an increase in loan delinquencies during the year. We increased noninterest income by $83,000 and noninterest expense by $197,000. We are pleased to report that the result of this was to increase net profit by $310,000 or 38.6%. We congratulate the staff of United Tennessee Bankshares, Inc., for their hard work that made these results possible.

The 2001 year was not a good year for stock values in general; however, UTBI stock did manage to increase in value from $8.25 on December 31, 2000, to $8.41 on December 31, 2001. We continue to strive to provide good value for our stockholders and try to assess the impact on stockholder value in all major decision-making. We continue to be a well-capitalized institution poised to take advantage of the opportunities afforded to us in our competitive market place.

Please review this Annual Report, which more fully describes our performance. We appreciate your investment in United Tennessee Bankshares, Inc., and invite your continued support of Newport Federal Bank, Newport's truly home owned community bank.

Sincerely,

Richard Harwood
President

UNITED TENNESSEE BANKSHARES, INC.

United Tennessee Bankshares, Inc. United Tennessee Bankshares, Inc. (the "Company") became the holding company for Newport Federal Bank (the "Bank") upon its conversion from mutual to stock form (the "Conversion"), which was completed on January 1, 1998. In connection with the Conversion, the Company conducted an initial public offering of 1,454,750 shares of Common Stock at a price of $10.00 per share, realizing gross proceeds of $14.5 million. The Company purchased all of the Bank's capital stock with $7.1 million of the net offering proceeds and retained the remaining $6.9 million in net proceeds at the holding company level. Prior to January 1, 1998, the Company had no assets or liabilities and engaged in no business activities. The Company's assets currently consist of its investment in the Bank, a $678,000 loan to the Company's Employee Stock Ownership Plan ("ESOP") and approximately $900,000 in liquid assets.

The Company's executive offices are located at 344 W. Broadway, Newport, Tennessee 37821-0249, and its telephone number is (423) 623-6088.

Newport Federal Bank. The Bank was organized as a federally chartered mutual savings institution in 1934 under the name Newport Federal Savings and Loan Association. Effective January 1, 1998, the Bank became a stock savings bank and changed its name to Newport Federal Bank. The Bank currently operates through three full-service banking offices located in Newport, Tennessee. The Bank's deposits are insured to applicable limits by the Savings Association Insurance Fund ("SAIF") of the Federal Deposit Insurance Corporation ("FDIC").

The Bank attracts deposits from the general public and invests those funds in loans secured by first mortgages on owner-occupied, single-family residences in its market area and, to a lesser extent, commercial real estate loans and consumer loans. The Bank also maintains a substantial investment portfolio, consisting primarily of mortgage-backed securities issued by the Federal Home Loan Mortgage Corporation ("FHLMC"), the Government National Mortgage Association ("GNMA"), or the Federal National Mortgage Association ("FNMA"), obligations of the federal government and agencies and investment-grade obligations of states and political subdivisions.

The Bank derives income principally from interest earned on loans, investment securities and other interest-earning assets. The Bank's principal expenses are interest expense on deposits and noninterest expenses such as employee compensation, deposit insurance and miscellaneous other expenses. Funds for these activities are provided principally by deposit growth, repayments of outstanding loans and investment securities, other operating revenues and, from time to time, advances from the Federal Home Loan Bank ("FHLB") of Cincinnati of which the Bank is a member.

MARKET FOR COMMON STOCK AND RELATED STOCKHOLDER MATTERS

The Company's Common Stock trades on the Nasdaq SmallCap Market^{SM} under the symbol "UTBI." There are approximately 1,341,012 shares of the Company's Common Stock outstanding, and approximately 559 record holders. The following table sets forth the high and low closing sale prices for the Common Stock as reported on the Nasdaq SmallCap Market^{SM} for each quarter during the last two fiscal years along with the amount of dividends declared during each quarter.

Quarter Ended	High	Low	Dividends
2000			
March 31	$11.00	$ 9.75	$ 0.00
June 30	10.625	10.125	0.30
September 30	10.313	9.25	0.00
December 31	9.75	8.00	0.00
2001			
March 31	$ 9.25	$ 8.25	$ 0.00
June 30	9.25	8.25	0.30
September 30	9.20	8.40	0.00
December 31	9.10	8.41	0.00

The payment of dividends is subject to determination and declaration by the Company's Board of Directors. The payment of future dividends will be subject to the requirements of applicable law and the determination by the Company's Board of Directors that its net income, capital and financial condition, thrift industry trends and general economic conditions justify the payment of dividends, and it can provide no assurance that dividends will be paid or, if paid, will continue to be paid in the future. Under Tennessee law, dividends may be paid upon determination that following payment of the dividend the Company would be able to pay its debts in the ordinary course of business and its assets would exceed its liabilities.

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

Selected Consolidated Financial Condition Data

	At December 31,				
	2001	2000	1999	1998	1997
	(Dollars in thousands)				
Total assets	$ 100,811	$ 98,553	$ 94,120	$ 97,070	$ 90,008
Loans receivable, net	72,200	68,878	61,516	53,346	47,158
Cash received for stock subscriptions	--	--	--	--	23,598
Other cash and amounts due from depository institutions	2,123	3,067	2,387	6,131	1,892
Investment securities:					
Available for sale	24,398	24,357	27,935	33,022	15,204
Held to maturity	--	--	--	2,431	1,077
Escrow accounts for stock subscriptions	--	--	--	--	23,598
Other deposits	84,810	81,614	73,810	69,835	58,071
Shareholders' equity	14,168	13,330	11,901	19,970	7,052
Number of:					
Real estate loans	1,483	1,495	1,416	1,433	1,427
Deposit accounts	8,434	8,719	8,115	8,488	7,532
Offices	3	3	3	3	2

Selected Consolidated Operations Data

	Year Ended December 31,				
	2001	2000	1999	1998	1997
	(Dollars in thousands, except per share data)				
Interest income	$ 7,432	$ 7,251	$ 6,719	$ 5,783	$ 5,120
Interest expense	3,608	4,093	3,328	2,609	2,711
Net interest income	3,824	3,158	3,391	3,174	2,409
Provision for loan losses	110	37	24	24	150
Net interest income after provision for loan losses	3,714	3,121	3,367	3,150	2,259
Noninterest income	359	276	133	167	121
Noninterest expense	2,437	2,240	2,299	1,547	1,361
Income before income taxes and accounting change	1,636	1,157	1,201	1,770	1,019
Income taxes	525	355	458	652	365
Income before accounting change	1,111	802	743	1,118	654
Net effect of change in accounting principle	--	--	--	(16)	--
Net income	$ 1,111	$ 802	$ 743	$ 1,102	$ 654
Earnings per share:					
Basic	$ 0.82	$ 0.58	$ 0.54	$ 0.77	n/a
Fully diluted	$ 0.82	$ 0.58	$ 0.53	$ 0.77	n/a

Selected Ratios

	At or for the Year Ended December 31,				
	2001	2000	1999	1998	1997
Performance Ratios:					
Return on average assets (net income divided by average total assets)	1.09%	0.83%	0.78%	1.37%	1.01%
Return on average equity (net income divided by average equity)	7.77	6.36	4.30	5.49	9.94
Dividend payout ratio (dividends per share divided by earnings per share)	36.59	51.72	796.30 [1]	38.96	n/a
Interest rate spread (combined weighted average interest rate earned less combined weighted average interest rate cost)	3.30	2.70	2.90	3.00	3.30
Net interest margin (net interest income divided by average interest-earning assets)	3.86	3.40	3.60	4.10	3.84
Ratio of average interest-earning assets to average interest-bearing liabilities	115.29	114.60	121.60	130.60	109.30
Ratio of noninterest expense to average total assets	2.40	2.33	2.40	1.94	2.09
Efficiency ratio (noninterest expense divided by total of net interest income and noninterest income)	58.26	65.23	65.23	46.80	53.81
Asset Quality Ratios:					
Nonperforming assets to total assets at end of period	0.99	.57	0.48	0.50	0.93
Nonperforming loans to total loans at end of period	1.38	.79	0.59	0.88	1.70
Allowance for loan losses to total loans at end of period	1.00	0.95	1.06	1.18	1.31
Allowance for loan losses to non-performing loans at end of period	72.33	118.28	175.33	132.98	76.73
Provision for loan losses to total loans	0.15	0.05	0.04	0.04	0.31
Net charge-offs to average loans outstanding	0.07	0.06	0.01	0.02	0.03
Capital Ratios:					
Equity to total assets at end of period	14.05	13.53	12.64	20.57	7.83
Average equity to average assets	14.05	13.10	18.08	24.95	10.12

---

1 On November 30, 1999, the Company paid a special distribution of $4.00 per share. Based on a private letter ruling received from the Internal Revenue Service, the distribution was treated as a tax-free return of capital rather than as a taxable dividend.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The Company's principal business activities are conducted through its wholly owned subsidiary, the Bank. The Bank's principal business consists of accepting deposits from the general public through its main office and branch offices and investing those funds in loans secured by one-to-four-family residential properties located in its primary market area. The Bank also maintains a portfolio of investment securities and originates a limited amount of commercial real estate loans and consumer loans. The Bank's investment securities portfolio consists of U.S. Treasury and U.S. government agency securities, local municipal bonds and mortgage-backed securities which are guaranteed as to principal and interest by the FHLMC, GNMA, FNMA or other governmental agencies. The Bank also maintains an investment in FHLB of Cincinnati common stock and FHLMC stock.

The Bank's net income primarily depends on its net interest income, which is the difference between interest income earned on loans and investment securities and interest paid on customers' deposits, FHLB advances, and other borrowings. The Bank's net income is also affected by noninterest income, such as service charges on customers' deposit accounts, loan service charges and other fees, and noninterest expense, primarily consisting of compensation expense, deposit insurance and other expenses incidental to its operations.

The Bank's operations and those of the thrift industry as a whole are significantly affected by prevailing economic conditions, competition and the monetary and fiscal policies of governmental agencies. The Bank's lending activities are influenced by demand for and supply of housing and competition among lenders and the level of interest rates in its market area. The Bank's deposit flows and costs of funds are influenced by prevailing market rates of interest, primarily on competing investments, account maturities and the levels of personal income and savings in its market area.

Asset/Liability Management

Net interest income, the primary component of the Company's net income, is determined by the difference or "spread" between the yield earned on its interest-earning assets and the rates paid on its interest-bearing liabilities, and the relative amounts of such assets and liabilities. Key components of an asset/liability strategy are the monitoring and managing of interest rate sensitivity on both the interest-earning assets and interest-bearing liabilities. The matching of its assets and liabilities may be analyzed by examining the extent to which its assets and liabilities are interest rate sensitive and by monitoring the expected effects of interest rate changes on its net portfolio value.

An asset or liability is interest rate sensitive within a specific time period if it will mature or reprice within that time period. If the Company's assets mature or reprice more quickly or to a greater extent than its liabilities, its net portfolio value and net interest income would tend to increase during periods of rising interest rates but decrease during periods of falling interest rates. If its assets mature or reprice more slowly or to a lesser extent than its liabilities, its net portfolio value and net interest income would tend to decrease during periods of rising interest rates, but increase during periods of falling interest rates. The Company's policy has been to mitigate the interest rate risk inherent in the traditional savings institution business of originating long term loans funded by short-term deposits by pursuing the following strategies: (i) it has historically maintained liquidity and capital levels to compensate for unfavorable movements in market interest rates; and (ii) in order to mitigate the adverse effect of interest rate risk on future operations, it emphasizes the origination of variable rate mortgage loans, and it makes limited amounts of shorter term consumer loans.

The OTS requires the Bank to measure its interest rate risk by computing estimated changes in the net portfolio value ("NPV") of its cash flows from assets, liabilities and off-balance sheet items in the event of a range of assumed changes in market interest rates. These computations estimate the effect on its NPV of sudden and sustained 1% to 3% increases and decreases in market interest rates. The Bank's board of directors has adopted an interest rate risk policy which establishes maximum decreases in its estimated NPV in the event of 1%, 2% and 3% increases and decreases in market interest rates, respectively.

The following table sets forth its policy limits and certain calculations, based on information provided to the Bank by the OTS, with respect to the sensitivity of its NPV to changes in market interest rates at December 31, 2001.

Change in Market Interest Rates	Change in NPV	
	Policy Limit	Computation
+3%	(50)%	(32)%
+2%	(25)	(21)
+1%	(10)	(10)
0%	--	--
-1%	(10)	*
-2%	(25)	*
-3%	(50)	*

* No loss calculated.

These calculations indicate that the Bank's net portfolio value could be adversely affected by increases in interest rates. Changes in interest rates also may affect the Company's net interest income, with increases in rates expected to decrease income and decreases in rates expected to increase income, as the Company's interest-bearing liabilities would be expected to mature or reprice more quickly than its interest-earning assets.

While the Company cannot predict future interest rates or their effects on its NPV or net interest income, it does not expect current interest rates to have a material adverse effect on its NPV or net interest income in the near future. Computations of prospective effects of hypothetical interest rate changes are based on numerous assumptions, including relative levels of market interest rates, prepayments and deposit run-offs and should not be relied upon as indicative of actual results. Certain shortcomings are inherent in such computations. Although certain assets and liabilities may have similar maturity or periods of repricing, they may react at different times and in different degrees to changes in the market interest rates. The interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while rates on other types of assets and liabilities may lag behind changes in market interest rates. Certain assets, such as adjustable-rate mortgage loans, generally have features, which restrict changes in interest rates on a short-term basis and over the life of the asset. In the event of a change in interest rates, prepayments and early withdrawal levels could deviate significantly from those assumed in making the calculations set forth above. Additionally, an increased credit risk may result as the ability of many borrowers to service their debt may decrease in the event of an interest rate increase.

The Company's Board of Directors is responsible for reviewing its asset and liability policies. On at least a quarterly basis, the Board reviews interest rate risk and trends, as well as liquidity and capital ratios and requirements. The Company's management is responsible for administering the policies and determinations of the Board of Directors with respect to its asset and liability goals and strategies.

Average Balances, Interest and Average Yields

The following table sets forth information about the Company's average interest-earning assets and interest-bearing liabilities and reflects the average yield of interest-earning assets and the average cost of interest-bearing liabilities for the periods indicated. Average balances are derived from month-end balances. The Company does not believe that the use of month-end balances instead of daily balances has caused any material difference in the information presented. The average balance and average yield on investment securities is based on the estimated fair value of securities available for sale. The average balance of loans receivable includes delinquent loans, which are not considered significant. The average balance of equity includes the net unrealized gain on available for sale securities. The following table does not reflect any effect of income taxes, which is not considered to significant to the yield on investment securities.

The following table also sets forth information for the periods indicated about the difference between the Company's weighted average yield earned on interest-earning assets and its weighted average rate paid on interest-bearing liabilities, or "interest rate spread," which savings institutions have traditionally used as an indicator of profitability. Another indicator of an institution's net interest income is its "net interest margin," which is its net interest income divided by the average balance of interest-earning assets. Net interest income is affected by the interest rate spread and by the relative amounts of interest-earning assets and interest-bearing liabilities. Whenever interest-earning assets equal or exceed interest-bearing liabilities, any positive interest rate spread will generate net interest income.

	For the Year Ended December 31,								
	2001			2000			1999		
	Average Balance	Interest	Average Yield/ Cost	Average Balance	Interest	Average Yield/ Cost	Average Balance	Interest	Average Yield/ Cost
	(Dollars in thousands)								
Assets									
Interest-earning assets:									
Loans receivable [1]	$ 72,158	$ 5,962	8.3%	$ 65,197	$ 5,480	8.4%	$ 57,431	$ 4,768	8.3%
Investment securities	24,388	1,362	5.6	26,146	1,603	6.1	31,694	1,735	5.5
Other interest-earning assets	2,590	108	4.2	2,727	168	6.2	4,259	216	5.1
Total interest-earning assets	99,136	7,432	7.5	94,070	7,251	7.7	93,384	6,719	7.2
Noninterest-earning assets	2,595	--		2,267	--		2,211	--	
Total assets	$101,730	$ 7,432		$ 96,337	$ 7,251		$ 95,595	$ 6,719	
Interest-bearing liabilities:									
Deposits	$ 85,330	$ 3,570	4.2	$ 77,712	$ 3,779	4.9	$ 71,822	$ 3,077	4.3
FHLB advances and note payable	658	38	5.8	4,360	314	7.2	4,995	251	5.0
Total interest-bearing liabilities	85,987	3,608	4.2	82,072	4,093	5.0	76,817	3,328	4.3
Noninterest-bearing liabilities	1,452	--		1,649	--		1,494	--	
Total liabilities	87,440	3,608		83,721	4,093		78,311	3,328	
Shareholders' equity	14,291	--		12,616	--		17,284	--	
Total liabilities and equity	$101,730	$ 3,608		$ 96,337	$ 4,093		$ 95,595	$ 3,328	
Net interest income		$ 3,824			$ 3,158			$ 3,391	
Interest rate spread			3.3%			2.7%			2.9%
Net interest margin			3.9%			3.4%			3.6%
Ratio of average interest-earning assets to average interest-bearing liabilities			115.3%			114.6%			121.6%

[1] Includes nonaccrual loans.

Rate/Volume Analysis

The following table sets forth information about changes in the Company's interest income and interest expense for the periods indicated. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to: (i) changes in volume (changes in volume multiplied by prior period rate); and (ii) changes in rate (changes in rate multiplied by prior period volume). Changes in rate-volume (changes in rate multiplied by the changes in volume) have been allocated between changes in rate and changes in volume proportionately.

	Year Ended December 31,					
	2001 vs. 2000			2000 vs. 1999		
	Increase (Decrease) Due to			Increase (Decrease) Due to		
	Volume	Rate	Total	Volume	Rate	Total
	(In thousands)					
Interest income:						
Loans receivable	$ 551	$ (69)	$ 482	$ 654	$ 58	$ 712
Investment securities	(108)	(133)	(241)	(315)	183	(132)
Other interest-earning assets	(8)	(52)	(60)	(89)	41	(48)
Total interest-earning assets	435	(254)	181	250	282	532
Interest expense:						
Deposits	390	(599)	(209)	260	442	702
FHLB advances and note payable	(225)	(51)	(276)	(35)	98	63
Total interest-bearing liabilities	165	(650)	(485)	225	540	765
Change in net interest income	$ 270	$ 396	$ 666	$ 25	$ (258)	$ (233)

Comparison of Financial Condition at December 31, 2000 and December 31, 1999

Total assets increased $2.2 million, or 2.2%, from $98.6 million at December 31, 2000 to $100.8 million at December 31, 2001. The Company's asset increase was attributable principally to an increase in loans of $3.3 million offset by a decrease in cash and amounts due from depository institutions of approximately $944,000.

Investment securities available for sale remained unchanged from December 31, 2000 to December 31, 2001 at $24.4 million. The Company receives principal repayments on mortgage-backed securities and proceeds from maturities and sales of investment securities available for sale. The Company has reinvested the proceeds from maturities and sales of investment securities.

Loans receivable increased $3.3 million, or 4.8% from $68.9 million at December 31, 2000 to $72.2 million at December 31, 2001 as originations exceeded repayments for the period by approximately $3.3 million. Loan growth occurred primarily in the one-to-four-family residential loan portfolio, which increased $3.8 million, or 7.1%.

Total deposits increased $3.2 million, or 3.9%, from $81.6 million at December 31, 2000 to $84.8 million at December 31, 2001. The increase was primarily due money market deposit account growth of $6.0 million or 217.2% offset by a decrease in Certificate of deposit balances of $ 4.9 million, or 8.1%. As certificate of deposit rates fell in 2001, customers moved money into the money market demand accounts anticipating rate increases in later periods.

During 2001, the Company repaid $1.8 million in borrowings from the FHLB of Cincinnati.

The Company's shareholders' equity increased $838,000, or 6.3% from $13.3 million at December 31, 2000 to $14.2 million at December 31, 2001. The increase was due principally to net income of $1.1 million and other comprehensive income of $114,000 and distribution of stock held in trust accounts of $398,000. The increase in retained earnings was partially offset by $415,000 of dividends paid to shareholders during the year and the repurchase and retirement of $372,000 of common stock.

Comparison of Results of Operations for the Years Ended December 31, 2001, 2000 and 1999

Net income was $1,111,000 for the year ended December 31, 2001 compared to net income of $802,000 for the year ended December 31, 2000 and net income of $743,000 for the year ended December 31, 1999. The increase in net income during 2001 was due to an increase in interest income and a decrease in interest expense. Net income for 2001 resulted in a return on average assets of 1.09% compared to 0.83% for 2000 and 0.78% for 1999, and a return on average equity of 7.77% for 2001 as compared to 6.36% for 2000 and 4.30% for 1999.

Interest Income. Interest income totaled $7.4 million, $7.3 million and $6.7 million for the years ended December 31, 2001, 2000 and 1999, respectively, primarily due to increases in the average balance of interest-bearing assets during each of the last three years. The average yield on interest-earning assets decreased to 7.5% in 2001 from 7.7% in 2000. The average yield increased compared to the 1999 yield of 7.2%. The decrease in 2001 was attributable to a decrease in rates on loans, investment securities and other interest-earning assets. During 2001, the Federal Reserve lowered its target federal funds rate eleven times for a 475 basis point decrease. The average balance of interest-earning assets increased $5.1 million in 2001, $686,000 in 2000 and $15.7 million in 1999 primarily in response to corresponding increases in deposit accounts and borrowings.

The Company's primary source of interest income for the three-year period ended December 31, 2001 was from loans receivable. Interest income from loans receivable was $6.0 million, $5.5 million and $4.8 million for the years ended December 31, 2001, 2000 and 1999, respectively. The average yield earned on loans receivable was 8.3% in 1999, increased to 8.4% in 2000 and decreased to 8.3% in 2001. The average balances of loans receivable increased during the period with a $5.9 million increase in 1999, a $7.8 million increase in 2000 and a $7.0 million increase in 2001 due to strong loan demand in the Bank's market area. Interest income on investment securities decreased in 2001 by $241,000 due to a 50 basis point decrease in average rates, and decreased in 2000 by $132,000 due to a $5.5 million decrease in average balances and a 60 basis point decrease in average rates, and increased in 1999 by $470,000 due to a $9.6 million increase in average balances and a 20 basis point decrease in average rates.

Interest Expense. Interest expense totaled $3.6 million, $4.1 million and $3.3 million for the three years ended December 31, 2001, 2000 and 1999, respectively. The decrease in interest expense during 2001 was due to an 80 basis point decrease in average rates. Since the average rate received on the Bank's interest-earning assets decreased, management reduced the interest rates paid on interest-bearing liabilities. The increase in interest expense during 2000 was due to a $5.3 million increase in average interest-bearing liabilities and a 70 basis point increase in average rates. The increase in interest expense during 1999 was due to a $17.4 million increase in average interest-bearing liabilities, and a 10 basis point reduction in average rates.

Net Interest Income. Net interest income was $3.8 million, $3.2 million and $3.4 million for the years ended December 31, 2001, 2000 and 1999. The net interest spread for 2001 was 3.3% compared to 2.7% in 2000 and 2.9% in 1999. During 1999, the Company significantly increased its level of interest-bearing liabilities to offset the decline in funding from equity resulting from the return of capital distribution. As a result of this change in the balance sheet, the ratio of average interest-earning assets to average interest-bearing liabilities declined to 121.6% in 1999 from 130.6% in 1998, but increased from 114.6% in 2000 to 115.3% in 2001. This change in the asset/liability mix has put pressure on the Company's net interest margin which declined in 2000 to 3.4% from 3.6% in 1999. However, in 2001, the Company's net interest margin increased to 3.9% primarily due to the increase in the loan portfolio and the general decrease in the interest rate environment. Since the Bank is liability sensitive, it usually will have increases in net interest income in a falling rate environment.

Provision for Loan Losses. The provision for loan losses was $110,000 in 2001 and $37,000 in 2000 and $24,000 in 1999. The amount of provision for any period is determined as of the end of the period based on a comparison of the amount of existing loan loss reserves with management's analysis of various risk factors that affect the loan portfolio. In 2001, the Company increased its provision to $110,000 for the year due to an increase in the Bank's classified assets and the increase in the loan portfolio. In 2000 the Bank's past-due loans and classified assets increased slightly so the Company increased its provision to $37,000 compared to $24,000 for 1999. At December 31, 2001, the ratio of the allowance to nonperforming loans was 72.3%.

Noninterest Income. Noninterest income for the years ended December 31, 2001, 2000 and 1999 was $359,000, $276,000 and $134,000, respectively. Noninterest income consists primarily of customer service fees related to customers' deposit accounts and loan service charges. Noninterest income increased from 2000 to 2001 due to increased loan volume, which increased related fee income, and an increase in our deposit fees. Noninterest income increased from 1999 to 2000 due to an increase in the number of deposit accounts and the restructuring of deposit fees.

Noninterest Expense. Noninterest expense for the years ended December 31, 2001, 2000 and 1999 was $2.4 million, $2.2 million and $2.3 million, respectively. The increase in noninterest expense in 2001 was primarily due to increases in compensation and benefits expense, data processing fees and advertising and promotion fees. The decrease in noninterest expense in 2000 was primarily due to slight decreases in compensation and benefits expense, occupancy and equipment expense, and professional fees.

The Company's operating efficiency, measured by its efficiency ratios (noninterest expense divided by the total of net interest income and noninterest income), for the years ended December 31, 2001, 2000, and 1999 was 58.3%, 65.2% and 65.2%. The decrease in the ratio during 2001 was due to an increase in net interest income and noninterest income with a corresponding smaller increase in noninterest expense. The ratios of noninterest expense to average total assets were 2.4%, 2.3%, and 2.4% for the years ended December 31, 2001, 2000 and 1999, respectively.

Income Taxes. The Company's effective tax rate was 32.1%, 30.7%, and 38.0% for the years ended December 31, 2001, 2000 and 1999, respectively. For 1999, the Company's effective tax rate exceeded the federal statutory rate of 34% primarily because of state excise taxes. The Company's effective tax rate for 2001 and 2000 decreased due to adjustments in the Bank's deferred income tax liabilities in accordance with applicable accounting standards. See Note 8 of the Notes to Consolidated Financial Statements.

Sources of Capital and Liquidity

The Bank has historically maintained substantial levels of capital. The assessment of capital adequacy depends on several factors, including asset quality, earnings trends, liquidity and economic conditions. The Company seeks to maintain high levels of regulatory capital to give the Company maximum flexibility in the changing regulatory environment and to respond to changes in market and economic conditions. These levels of capital have been achieved through consistent earnings enhanced by low levels of noninterest expense and have been maintained at those high levels as a result of its policy of moderate growth generally confined to its market area. Average equity to average total assets at December 31, 2001, 2000 and 1999 was 14.1%, 13.1%, and 18.1%, respectively. At December 31, 2001, the Bank exceeded all current regulatory capital requirements and met the definition of a "well capitalized" institution, the highest regulatory category.

The net proceeds of the Conversion retained by the Company on January 1, 1998 have provided sufficient funds for its initial operations. The Company's primary sources of liquidity in the future will be dividends paid by the Bank and repayment of the ESOP loan. The Bank is subject to certain regulatory limitations with respect to the payment of dividends to the Company.

The Bank seeks to maintain a relatively high level of liquidity in order to retain flexibility in terms of lending and investment opportunities and deposit pricing, and in order to meet funding needs of deposit outflows and loan commitments. Historically, the Bank has been able to meet its liquidity demands through internal sources of funding.

The Company's most liquid assets are cash and amounts due from depository institutions, which are short-term highly liquid investments with original maturities of less than three months that are readily convertible to known amounts of cash. The levels of these assets are dependent on its operating, financing and investing activities during any given period. At December 31, 2001, 2000 and 1999, cash and amounts due from depository institutions totaled $2.1 million, $3.1 million and $2.4 million, respectively.

The Company's primary sources of funds are deposits, proceeds from principal and interest payments on loans and investment securities and earnings. While scheduled principal repayments on loans and investment securities are a relatively predictable source of funds, deposit flows and loan and investment securities prepayments are greatly influenced by general interest rates, economic conditions, competition and other factors. The Company does not solicit deposits outside of its market area through brokers or other financial institutions.

The Company has also designated all of its investment securities as available for sale in order to meet liquidity demands. At December 31, 2001, it had designated securities with a fair value of $24.4 million as available for sale. In addition to internal sources of funding, the Company as a member of the FHLB of Cincinnati has substantial borrowing authority with the FHLB. The Company's use of a particular source of funds is based on need, comparative total costs and availability.

At December 31, 2001, the Company had outstanding approximately $3.7 million in commitments to originate loans and unused lines of credit. At the same date, the total amount of certificates of deposit which were scheduled to mature in one year or less was $51.0 million. The Company anticipates that it will have resources to meet its current commitments through internal funding sources described above. Historically, it has been able to retain a significant amount of its certificates of deposit as they mature.

Impact of Inflation and Changing Prices

The financial statements and related notes appearing elsewhere in this report have been prepared in accordance with generally accepted accounting principles, which require the measurement of financial position and operating results in terms of historical dollars without considering the change in the relative purchasing power of money over time due to inflation.

Virtually all of the Company's assets and liabilities are monetary. As a result, changes in interest rates have a greater impact on its performance than do the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or to the same extent as the price of goods and services.

Impact of New Accounting Standards

The following are recently issued accounting standards, which the Company has yet to adopt. For information about recent accounting standards, which it has adopted, see the Notes to Consolidated Financial Statements in this report.

In June 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard No. 141, *Business Combinations* and SFAS No. 142, *Goodwill and Other Intangible Assets*. SFAS No. 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. SFAS No. 142 requires that goodwill and other intangible assets with indefinite useful lives no longer be amortized, but instead be tested for impairment annually. SFAS No. 142 does not alter the accounting required by SFAS No. 72. SFAS No. 142 is effective on January 1, 2002. Since the Company's intangible asset associated with its branch purchase is accounted for in accordance with SFAS No. 72, the Company will not change its amortization of its intangible asset.

In June 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard No. 143, *Accounting for Asset Retirement Obligations*. SFAS No. 143 applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and/or the normal operation of a long-lived asset, except for certain obligations of lessees. SFAS No. 143 is effective for financial statements issued for fiscal years beginning after June 15, 2002. Since the Company does not have any legal obligations as described above, this statement is not expected to have any impact on the Company's financial position or results of operations.

In August 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets*. This statement supercedes SFAS No. 121 *Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of,* and the accounting and reporting provisions of APB Opinion No. 30, *Reporting the Results of Operations-Reporting*

the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions, for the disposal of a segment of a business (as previously defined in that Opinion). SFAS No. 144 is effective for financial statements issued for fiscal years beginning after December 15, 2001, and interim periods within those fiscal years. This statement is not expected to have a significant impact on the Company's financial position or results of operations.

PUGH & COMPANY, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

WILL J. PUGH, CPA
RONNIE G. CATE, CPA
C. LARRY ELMORE, CPA
W. JAMES PUGH, JR., CPA
DANIEL C. FRANKLIN, CPA
P. RICK HINCHEY, CPA
JAMES H. JONES, CPA
LISA W. HILL, CPA
SUSAN R. FOARD, CPA

HOME FEDERAL PLAZA - SUITE 200
315 NORTH CEDAR BLUFF ROAD
KNOXVILLE, TENNESSEE 37923

P.O. BOX 31409
KNOXVILLE, TENNESSEE 37930-1409

865-769-0660 800-332-7021
TELECOPIER 865-769-1660

MEMBERS

AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

TENNESSEE SOCIETY OF
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT

Board of Directors
United Tennessee Bankshares, Inc.
Newport, Tennessee

We have audited the accompanying consolidated statements of financial condition of United Tennessee Bankshares, Inc. and subsidiary as of December 31, 2001 and 2000, and the related consolidated statements of income, comprehensive income, changes in shareholders' equity, and cash flows for the years ended December 31, 2001, 2000, and 1999. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of United Tennessee Bankshares, Inc. and subsidiary as of December 31, 2001 and 2000, and the results of their operations and their cash flows for the years ended December 31, 2001, 2000, and 1999, in conformity with accounting principles generally accepted in the United States of America.

Pugh & Company, P.C.

Certified Public Accountants
March 21, 2002

UNITED TENNESSEE BANKSHARES, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

As of December 31,	2001	2000
ASSETS		
Cash and Amounts Due From Depository Institutions	$ 2,123,180	$ 3,066,801
Investment Securities Available for Sale, at Fair Value	24,397,891	24,356,927
Loans Receivable, Net	72,200,227	68,878,103
Premises and Equipment, Net	496,373	469,780
Accrued Interest Receivable	602,659	602,934
Excess of Cost Over Fair Value of Net Assets Acquired	953,233	1,033,225
Prepaid Expenses and Other Assets	37,264	145,663
TOTAL ASSETS	$100,810,827	$98,553,433
LIABILITIES AND EQUITY		
LIABILITIES		
Deposits:		
Demand	$ 29,152,923	$21,077,763
Term	55,656,903	60,535,928
Total Deposits	84,809,826	81,613,691
Advances From Federal Home Loan Bank	0	1,753,134
Accrued Interest Payable	161,554	300,063
Accrued Income Taxes	1,995	0
Deferred Income Taxes	868,896	841,076
Accrued Benefit Plan Liabilities	743,177	643,268
Other Liabilities	57,628	72,070
Total Liabilities	86,643,076	85,223,302
SHAREHOLDERS' EQUITY		
Common Stock - No Par Value, Authorized 20,000,000 Shares; Issued and Outstanding 1,341,012 Shares in 2001 (1,382,013 Shares in 2000)	12,719,235	13,091,119
Unearned Compensation - Employee Stock Ownership Plan	(678,370)	(842,967)
Shares in Grantor Trust - Contra Account	(195,149)	(183,449)
Shares in MRP Plan - Contra Account	(209,770)	(389,894)
Shares in Stock Option Plan Trusts - Contra Account	(1,591,409)	(1,656,569)
Retained Earnings	2,835,393	2,138,547
Accumulated Other Comprehensive Income	1,287,821	1,173,344
Total Shareholders' Equity	14,167,751	13,330,131
TOTAL LIABILITIES AND EQUITY	$100,810,827	$98,553,433

The accompanying notes are an integral part of these financial statements.

UNITED TENNESSEE BANKSHARES, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF INCOME

For the Years Ended December 31,	2001	2000	1999
INTEREST INCOME			
Loans	$5,962,213	$5,479,812	$4,767,963
Investment Securities	1,362,166	1,603,282	1,734,348
Other Interest-Earning Assets	108,078	168,082	216,285
Total Interest Income	7,432,457	7,251,176	6,718,596
INTEREST EXPENSE			
Deposits	3,569,976	3,778,952	3,076,826
Advances From Federal Home Loan Bank and Note Payable	38,393	314,370	250,986
Total Interest Expense	3,608,369	4,093,322	3,327,812
NET INTEREST INCOME	3,824,088	3,157,854	3,390,784
PROVISION FOR LOAN LOSSES	110,000	37,000	24,000
NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES	3,714,088	3,120,854	3,366,784
NONINTEREST INCOME			
Deposit Account Service Charges	239,408	188,616	135,274
Loan Service Charges and Fees	76,072	70,534	58,298
Net Gain (Loss) on Sales of Investment Securities Available for Sale	3,200	(8,834)	(81,248)
Other	40,176	25,552	21,408
Total Noninterest Income	358,856	275,868	133,732
NONINTEREST EXPENSE			
Compensation and Benefits	1,251,867	1,118,375	1,133,759
Occupancy and Equipment	214,368	218,359	228,380
Federal Deposit Insurance Premiums	48,000	48,000	52,396
Data Processing Fees	259,992	236,467	233,931
Advertising and Promotion	97,598	79,207	82,248
Amortization	80,992	80,992	80,992
Other	483,863	458,560	487,302
Total Noninterest Expense	2,436,680	2,239,960	2,299,008
INCOME BEFORE INCOME TAXES	1,636,264	1,156,762	1,201,508
INCOME TAXES	524,814	354,851	458,142
NET INCOME	$1,111,450	$ 801,911	$ 743,366
EARNINGS PER SHARE:			
Basic	$ 0.82	$ 0.58	$ 0.54
Diluted	$ 0.82	$ 0.58	$ 0.53

The accompanying notes are an integral part of these financial statements.

UNITED TENNESSEE BANKSHARES, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

For the Years Ended December 31,	2001	2000	1999
NET INCOME	$1,111,450	$ 801,911	$ 743,366
OTHER COMPREHENSIVE INCOME (LOSS), NET OF TAX:			
Unrealized Gains (Losses) on Investment Securities Available for Sale	187,839	1,110,758	(1,234,419)
Reclassification Adjustment for Gains/Losses Included in Net Income	(3,200)	8,834	81,248
Income Taxes Related to Unrealized Gains/Losses on Investment Securities Available for Sale	(70,162)	(425,445)	438,204
Other Comprehensive Income (Loss), Net of Tax	114,477	694,147	(714,967)
COMPREHENSIVE INCOME	$1,225,927	$1,496,058	$ 28,399

The accompanying notes are an integral part of these financial statements.

UNITED TENNESSEE BANKSHARES, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
For the Three Years Ended December 31, 2001

	Common Stock	Unearned Compensation-ESOP	Shares in Grantor Trust - Contra Account	Shares in MRP Plan - Contra Account
BALANCES, JANUARY 1, 1999	$13,091,119	$(1,129,086)	$(137,210)	$ 0
Net Income	0	0	0	0
Dividends Paid	0	0	0	0
Payment on ESOP Loan With ESOP Contribution and Dividends Received	0	124,458	0	0
Purchase of Additional Shares of Common Stock Pursuant to Grantor Trust	0	0	(8,178)	0
Return of Capital Dividend Used to Purchase Additional Shares of Common Stock	0	0	(56,244)	0
Purchase of Shares of Common Stock Pursuant to MRP Plan	0	0	0	(712,033)
Issuance of Shares of Common Stock Pursuant to MRP Plan	0	0	0	155,559
Purchase of Shares of Common Stock Pursuant to Stock Option Plan	0	0	0	0
Other Comprehensive Loss	0	0	0	0
BALANCES, DECEMBER 31, 1999	13,091,119	(1,004,628)	(201,632)	(556,474)
Net Income	0	0	0	0
Dividends Paid	0	0	0	0
Payment on ESOP Loan With ESOP Contribution and Dividends Received	0	161,661	0	0
Purchase of Additional Shares of Common Stock Pursuant to Grantor Trust	0	0	(20,469)	0
Distribution of Shares of Common Stock Pursuant to Grantor Trust	0	0	38,652	0
Distribution of Shares of Common Stock Pursuant to MRP Plan	0	0	0	166,580
Decrease in Cost of Shares in Stock Option Plan	0	0	0	0
Other Comprehensive Income	0	0	0	0
BALANCES, DECEMBER 31, 2000	13,091,119	(842,967)	(183,449)	(389,894)
Repurchase and Retirement of Common Stock	(371,884)	0	0	0
Net Income	0	0	0	0
Dividends Paid	0	0	0	0
Payment on ESOP Loan With ESOP Contribution and Dividends Received	0	164,597	0	0
Purchase of Additional Shares of Common Stock Pursuant to Grantor Trust	0	0	(11,700)	0
Distribution of Shares of Common Stock Pursuant to MRP Plan	0	0	0	180,124
Decrease in Cost of Shares in Stock Option Plan Trusts	0	0	0	0
Other Comprehensive Income	0	0	0	0
BALANCES, DECEMBER 31, 2001	$12,719,235	$ (678,370)	$(195,149)	$(209,770)

The accompanying notes are an integral part of these financial statements.

UNITED TENNESSEE BANKSHARES, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (CONTINUED)

For the Three Years Ended December 31, 2001

	Shares in Stock Option Plan-Contra Account	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total Shareholders' Equity
BALANCES, JANUARY 1, 1999	$ 0	$ 6,950,529	$1,194,164	$19,969,516
Net Income	0	743,366	0	743,366
Dividends Paid	0	(5,942,656)	0	(5,942,656)
Payment on ESOP Loan With ESOP Contribution and Dividends Received	0	0	0	124,458
Purchase of Additional Shares of Common Stock Pursuant to Grantor Trust	0	0	0	(8,178)
Return of Capital Dividend Used to Purchase Additional Shares of Common Stock	0	0	0	(56,244)
Purchase of Shares of Common Stock Pursuant to MRP Plan	0	0	0	(712,033)
Issuance of Shares of Common Stock Pursuant to MRP Plan	0	0	0	155,559
Purchase of Shares of Common Stock Pursuant to Stock Option Plan	(1,657,722)	0	0	(1,657,722)
Other Comprehensive Loss	0	0	(714,967)	(714,967)
BALANCES, DECEMBER 31, 1999	(1,657,722)	1,751,239	479,197	11,901,099
Net Income	0	801,911	0	801,911
Dividends Paid	0	(414,603)	0	(414,603)
Payment on ESOP Loan With ESOP Contribution and Dividends Received	0	0	0	161,661
Purchase of Additional Shares of Common Stock Pursuant to Grantor Trust	0	0	0	(20,469)
Distribution of Shares of Common Stock Pursuant to Grantor Trust	0	0	0	38,652
Distribution of Shares of Common Stock Pursuant to MRP Plan	0	0	0	166,580
Decrease in Cost of Shares in Stock Option Plan	1,153	0	0	1,153
Other Comprehensive Income	0	0	694,147	694,147
BALANCES, DECEMBER 31, 2000	(1,656,569)	2,138,547	1,173,344	13,330,131
Repurchase and Retirement of Common Stock	0	0	0	(371,884)
Net Income	0	1,111,450	0	1,111,450
Dividends Paid	0	(414,604)	0	(414,604)
Payment on ESOP Loan With ESOP Contribution and Dividends Received	0	0	0	164,597
Purchase of Additional Shares of Common Stock Pursuant to Grantor Trust	0	0	0	(11,700)
Distribution of Shares of Common Stock Pursuant to MRP Plan	0	0	0	180,124
Decrease in Cost of Shares in Stock Option Plan Trusts	65,160	0	0	65,160
Other Comprehensive Income	0	0	114,477	114,477
BALANCES, DECEMBER 31, 2001	$(1,591,409)	$ 2,835,393	$1,287,821	$14,167,751

The accompanying notes are an integral part of these financial statements.

UNITED TENNESSEE BANKSHARES, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Years Ended December 31,	2001	2000	1999
OPERATING ACTIVITIES			
Net Income	$ 1,111,450	$ 801,911	$ 743,366
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities:			
Provision for Loan Losses	110,000	37,000	24,000
Depreciation	62,521	56,339	56,743
Amortization	80,992	80,992	80,991
Amortization of Investment Securities Premiums and Discounts, Net	43,993	(3,392)	34,361
Increase in Unearned Loan Fees	24,952	39,670	26,489
Net Loss on Sales of Foreclosed Real Estate	21,944	19,454	0
Federal Home Loan Bank Stock Dividends	(55,300)	(56,100)	(48,100)
Net (Gain) Loss on Sales of Investment Securities Available for Sale	(3,200)	8,834	81,248
Deferred Income Taxes (Benefit)	(42,343)	(41,107)	35,419
(Increase) Decrease in:			
Accrued Interest Receivable	275	(163,955)	3,544
Prepaid Expenses and Other Assets	107,399	1,254	(119,441)
Increase (Decrease) in:			
Accrued Interest Payable	(138,509)	16,539	(6,214)
Accrued Income Taxes	1,995	0	(20,185)
Accrued Benefit Plan Liabilities	99,909	24,543	300,442
Other Liabilities	(14,442)	(10,978)	(6,192)
Total Adjustments	300,186	9,093	443,105
Net Cash Provided by Operating Activities	1,411,636	811,004	1,186,471
INVESTING ACTIVITIES			
Purchase of Investment Securities Available for Sale	(9,884,107)	(2,933,564)	(5,519,545)
Proceeds From Sales of Investment Securities Available for Sale	163,200	1,456,101	2,460,469
Proceeds From Maturities of Investment Securities Available for Sale	4,660,000	500,000	2,000,000
Principal Payments Received on Investment Securities Available for Sale	5,219,089	5,725,869	6,245,777
Purchases of Investment Securities Held to Maturity	0	0	(449,515)
Proceeds From Maturities of Investment Securities Held to Maturity	0	0	984,354
Principal Payments Received on Investment Securities Held to Maturity	0	0	576,512
Net Increase in Loans	(3,480,772)	(7,402,604)	(8,315,821)
Purchases of Premises and Equipment, Net	(89,114)	(15,109)	(93,724)
Proceeds From Sales of Foreclosed Real Estate	1,752	15,600	24,197
Net Cash Used in Investing Activities	(3,409,952)	(2,653,707)	(2,087,296)
FINANCING ACTIVITIES			
Repurchase and Retirement of Common Stock	(371,884)	0	0
Dividends Paid	(414,604)	(414,603)	(5,942,656)
Purchase of Common Stock for Stock Option Plan Trusts	0	0	(1,657,722)
Decrease in Cost of Shares in Stock Option Plan Trusts	65,160	1,153	0
Purchase of Common Stock for MRP Plan	0	0	(712,033)
Issuance of Common Stock Pursuant to MRP Plan	180,124	166,580	155,559
Purchase of Common Stock for Director's Long-Term Incentive Plan	(11,700)	(20,469)	(64,422)
Issuance of Common Stock Pursuant to Director's Long-Term Incentive Plan	0	38,652	0
Payment on ESOP Loan and Release of Shares	164,597	161,661	124,458
Net Increase in Deposits	3,196,136	7,804,160	3,974,267
Advances From Federal Home Loan Bank	0	3,000,000	0
Repayment of Advances From Federal Home Loan Bank	(1,753,134)	(5,014,355)	(1,921,090)
Proceeds From Borrowing on Note Payable	0	0	3,200,000
Repayment of Borrowing on Note Payable	0	(3,200,000)	0
Net Cash Provided by (Used in) Financing Activities	1,054,695	2,522,779	(2,843,639)

The accompanying notes are an integral part of these financial statements.

UNITED TENNESSEE BANKSHARES, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

For the Years Ended December 31,	2001	2000	1999
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(943,621)	680,076	(3,744,464)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	3,066,801	2,386,725	6,131,189
CASH AND CASH EQUIVALENTS, END OF YEAR	$ 2,123,180	$ 3,066,801	$ 2,386,725
Supplementary Disclosures of Cash Flow Information:			
Cash Paid During the Year for:			
Interest	$ 3,746,878	$ 4,076,783	$ 3,334,026
Income Taxes	$ 480,280	$ 466,822	$ 560,547
Supplementary Disclosures of Noncash Investing Activities:			
Sale of Foreclosed Real Estate by Origination of Mortgage Loans	$ 150,475	$ 131,900	$ 0
Acquisition of Foreclosed Real Estate	$ 174,171	$ 95,773	$ 95,378
Change in Unrealized Gain/Loss on Investment Securities Available for Sale	$ 184,639	$ 1,119,592	$(1,153,171)
Change in Deferred Income Taxes Associated With Unrealized Gain/Loss on Investment Securities Available for Sale	$ 70,162	$ 425,445	$ (438,204)
Change in Net Unrealized Gain/Loss on Investment Securities Available for Sale	$ 114,477	$ 694,147	$ (714,967)

The accompanying notes are an integral part of these financial statements.

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES

Basis of Consolidation - On January 1, 1998, Newport Federal Savings and Loan Association converted from a mutual savings association to a capital stock savings bank, changed its name to Newport Federal Bank, and was simultaneously acquired by its holding company, United Tennessee Bankshares, Inc. See Note 16 for additional information concerning the Association's stock conversion. The consolidated financial statements include the accounts of United Tennessee Bankshares, Inc. and its wholly-owned subsidiary, Newport Federal Bank. All intercompany accounts have been eliminated.

Nature of Operations - The Bank provides a variety of financial services to individuals and corporate customers through its three offices in Newport, Tennessee. The Bank's primary deposit products are interest-bearing checking and savings accounts and certificates of deposit. Its primary lending products are one-to-four family first mortgage loans.

Consolidated Statement of Comprehensive Income - The Financial Accounting Standards Board has issued SFAS No. 130, *Reporting Comprehensive Income*. This statement establishes standards for reporting comprehensive income and its components in the consolidated financial statements. The object of the statement is to report a measure of all changes in equity of an enterprise that results from transactions and other economic events of the period other than transactions with owners. Items included in comprehensive income include revenues, gains, and losses that under accounting principles generally accepted in the United States of America are directly charged to equity. Examples include foreign currency translations, pension liability adjustments, and unrealized gains and losses on investment securities available for sale.

Use of Estimates - The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change relate to the determination of the allowance for losses on loans and the valuation of real estate acquired in connection with foreclosures or in satisfaction of loans.

The allowance for loan losses is established through a provision for loan losses charged to expense. Loans are charged against the allowance for loan losses when management believes that the collection of the principal is unlikely. The allowance is an amount that management believes will be adequate to absorb losses on existing loans that may become uncollectible, based on evaluations of the collectibility of loans and prior loan loss experience. The evaluations take into consideration such factors as changes in the nature and volume of the loan portfolio, overall portfolio quality, review of specific problem loans, and economic conditions that may affect the borrowers' ability to pay.

Real estate acquired through, or in lieu of, loan foreclosure is carried at the lower of cost or fair value less estimated costs to sell. Cost includes the balance of the loan plus acquisition costs and improvements made thereafter to facilitate sale. Costs related to the holding of the real estate are expensed.

Cash and Cash Equivalents - Cash and cash equivalents include "Cash and Amounts Due From Depository Institutions."

Cash and Amounts Due From Depository Institutions - Cash and amounts due from depository institutions includes the following approximate amounts on deposit with the Federal Home Loan Bank of Cincinnati:

	12/31/01	12/31/00
Unrestricted Deposits	$ 310,000	$ 2,299,000

Investment Securities - In accordance with SFAS No. 115, the Company and Bank have segregated their investment securities into the following category:

Available for Sale - These securities are carried at fair value based on quoted market prices for securities that are marketable. Fair value for non-marketable securities is estimated to be equivalent to historical cost. Securities may be sold in response to changes in interest rates, liquidity needs, or for other purposes. Any unrealized gain or loss is reported in the consolidated statements of comprehensive income, net of any deferred tax effect. Realized gains or losses on the sales of securities available for sale are based on the net proceeds and amortized cost of the securities sold, using the specific identification method. See Note 2 for additional information on investment securities.

Loan Fees - Loan fees, net of estimated initial direct costs related to initiating and closing long-term mortgage loans, have been deferred and are being amortized into interest income over the contractual lives of the loans as an adjustment of yield, using the level yield method.

Recognition of Interest on Loans - Interest on loans is calculated by using the simple interest method on the principal outstanding. Accrual of interest is discontinued on a loan when management believes, after considering economic and business conditions and collection efforts, that the borrowers' financial condition is such that the collection of interest is doubtful. The Bank's nonaccrual policy conforms to regulatory requirements that generally require the placement of loans which are ninety or more days past due on nonaccrual status, unless the loan is both well secured and in the process of collection.

Premises and Equipment, Net - Premises and equipment are stated at cost less accumulated depreciation. Depreciation, computed principally using the straight-line method for financial accounting purposes and accelerated methods for income tax reporting purposes, is based on estimated useful lives of five to thirty years.

Excess of Cost Over Fair Value of Net Assets Acquired - During 1998, the Bank purchased a branch from Union Planters Bank of the Lakeway area. The excess of cost over fair value of net assets acquired is being amortized in accordance with Statement of Financial Accounting Standards No. 72, *Accounting for Certain Acquisitions of Banking or Thrift Institutions*, using the straight-line method over fifteen years.

Organization Costs - Organization costs of the Company totalling $5,000 are included in other assets, net of straight-line amortization over a five year period.

Income Taxes - Income taxes are provided in accordance with SFAS No. 109 for the tax effects of the transactions reported in the consolidated financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of investment securities, allowance for loan losses, deferred loan fees, and accumulated depreciation for financial accounting and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. An appropriate provision is made in the consolidated financial statements for deferred income taxes in recognition of these differences.

Earnings Per Share - Basic earnings per share represents income available to shareholders divided by the weighted average number of shares outstanding during the period. Diluted earnings per share reflects additional shares that would have been outstanding if dilutive potential shares had been issued, as well as any adjustment to income that would result from the assumed issuance. Potential shares that may be issued by the Company relate solely to outstanding stock options, and are determined using the treasury stock method.

Earnings per share have been computed based on the following:

	Years Ended December 31,		
	2001	2000	1999
Average number of shares outstanding	1,354,724	1,382,013	1,382,013
Effect of dilutive options	535	1,524	21,474
Average number of shares outstanding used to calculate diluted earnings per share	1,355,259	1,383,537	1,403,487

NOTE 2 - INVESTMENT SECURITIES

The amortized cost and estimated fair value of investment securities classified as available for sale are as follows:

	Investment Securities Available for Sale			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
As of December 31, 2001				
Debt Securities:				
U.S. Treasury Securities and Obligations of U.S. Government Corporations and Agencies	$ 9,057,459	$ 175,663	$ (32,608)	$ 9,200,514
Mortgage-Backed Securities	10,202,938	132,089	(28)	10,334,999
Corporate Debt Securities	719,531	5,393	(9,044)	715,880
Obligations of States and Political Subdivisions	1,351,067	0	(182)	1,350,885
Total Debt Securities	21,330,995	313,145	(41,862)	21,602,278
Equity Securities:				
Federal Home Loan Bank of Cincinnati Stock, at Cost	857,000	0	0	857,000
Federal Home Loan Mortgage Corporation Stock	27,448	1,805,845	0	1,833,293
Intrieve, Inc. Stock, at Cost	105,320	0	0	105,320
Total Equity Securities	989,768	1,805,845	0	2,795,613
	$ 22,320,763	$ 2,118,990	$ (41,862)	$ 24,397,891

	Investment Securities Available for Sale			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
As of December 31, 2000				
Debt Securities:				
U.S. Treasury Securities and Obligations of U.S. Government Corporations and Agencies	$ 6,479,453	$ 87,574	$ (12,799)	$ 6,554,228
Mortgage-Backed Securities	14,467,331	65,173	(157,983)	14,374,521
Obligations of States and Political Subdivisions	673,504	7,130	0	680,634
Total Debt Securities	21,620,288	159,877	(170,782)	21,609,383
Equity Securities:				
Federal Home Loan Bank of Cincinnati Stock, at Cost	801,700	0	0	801,700
Federal Home Loan Mortgage Corporation Stock	27,448	1,903,396	0	1,930,844
Intrieve, Inc. Stock, at Cost	15,000	0	0	15,000
Total Equity Securities	844,148	1,903,396	0	2,747,544
	$ 22,464,436	$ 2,063,273	$ (170,782)	$ 24,356,927

The obligations of states and political subdivisions shown above are issued by state and local governmental instrumentalities in the State of Tennessee and are backed by the full faith and credit of said issuing instrumentalities.

Gross realized gains and losses from sales of investment securities classified as available for sale are as follows:

	For the Years Ended December 31,		
	2001	2000	1999
Gross Realized Gains	$ 3,200	$ 0	$ 2,460
Gross Realized Losses	0	(8,834)	(83,708)
	$ 3,200	$ (8,834)	$ (81,248)

Mortgage-backed securities consist of the following:

	December 31, 2001		December 31, 2000	
	Amortized Cost	Estimated Fair Value	Amortized Cost	Estimated Fair Value
FNMA Certificates	$ 6,381,751	$ 6,448,154	$ 8,190,379	$ 8,095,918
GNMA Certificates	1,593,323	1,632,868	2,805,877	2,849,850
FHLMC Certificates	2,227,864	2,253,977	3,471,075	3,428,753
	$ 10,202,938	$ 10,334,999	$ 14,467,331	$ 14,374,521

The amortized cost and estimated fair value of debt securities available for sale as of December 31, 2001, by contractual maturity, are as follows:

	Amortized Cost	Estimated Fair Value
Due in One Year or Less	$ 1,665,045	$ 1,676,577
Due After One Year Through Five Years	7,486,739	7,669,374
Due After Five Years Through Ten Years	3,722,207	3,689,605
Due After Ten Years	8,457,004	8,566,722
	$ 21,330,995	$ 21,602,278

For the purposes of the maturity table, mortgage-backed securities, which are not due at a single maturity date, have been allocated over maturity groupings based on the contractual maturities of underlying collateral. The mortgage-backed securities may mature earlier than their contractual maturities because of principal prepayments.

Investments with book values of approximately $6,650,000 and $4,550,000 (which approximates market values) as of December 31, 2001 and 2000, respectively, were pledged to secure deposits of public funds.

NOTE 3 - LOANS RECEIVABLE

The Bank provides mortgage and consumer lending services to individuals primarily in the East Tennessee area. Loans receivable are summarized as follows:

	As of December 31,	
	2001	2000
First mortgage loans (principally conventional):		
Secured by one-to-four family residences	$ 57,577,242	$ 53,782,332
Secured by other properties	9,131,465	10,229,183
Construction loans	3,996,850	2,588,600
	70,705,557	66,600,115
Less:		
Undisbursed portion of construction loans	(1,736,933)	(1,029,788)
Net deferred loan origination fees	(351,583)	(326,631)
Net first mortgage loans	68,617,041	65,243,696
Consumer and commercial loans:		
Loans to depositors, secured by deposits	1,380,199	1,250,166
Automobile	1,260,173	1,402,279
Home equity and second mortgage	156,624	227,304
Other	1,505,523	1,414,162
Net consumer and commercial loans	4,302,519	4,293,911
Less allowance for loan losses	(719,333)	(659,504)
	$ 72,200,227	$ 68,878,103

The Bank had outstanding loan commitments of approximately $3,675,000 and $2,181,000 (in addition to undisbursed portion of construction loans) at rates ranging from 6.5% to 8.5% as of December 31, 2001 and 2000, respectively.

Activity in the allowance for loan losses consists of the following:

	For the Years Ended December 31,		
	2001	2000	1999
Allowance at beginning of year	$ 659,504	$ 660,741	$ 640,982
Provision charged to expense	110,000	37,000	24,000
Recoveries of loans previously charged off	650	1,893	268
Loans charged off	(50,821)	(40,130)	(4,509)
Allowance at end of year	$ 719,333	$ 659,504	$ 660,741

The Bank has recognized the following amounts related to impaired loans in conformity with FASB Statements No. 114 and No. 118:

	As of December 31,	
	2001	2000
Recorded value of all impaired loans	$ 994,000	$ 1,026,000
Average individual loan balance	$ 47,000	$ 43,000
Total allowance for loan losses related to impaired loans	$ 243,547	$ 251,016

The Bank records payments received on impaired loans that are well secured and in the process of collection on the cash receipts method, whereby payments are first applied to accrued interest and then to reduce principal balances. Payments received on impaired loans which do not represent a remote chance of further loss to the Bank are credited to the loan's principal balance under the cost recovery method. The following is a summary of cash receipts on impaired loans and how they were applied during the periods indicated:

	For the Years Ended December 31,	
	2001	2000
Cash receipts applied to reduce principal balance	$ 67,890	$ 46,353
Cash receipts recognized as interest income	49,225	78,530
Total cash receipts	$ 117,115	$ 124,883

NOTE 4 - PREMISES AND EQUIPMENT, NET

Premises and equipment, net are summarized as follows:

	As of December 31,	
	2001	2000
Land	$ 168,539	$ 168,539
Buildings	753,780	753,780
Furniture and equipment	456,343	403,589
Construction in process	36,360	0
	1,415,022	1,325,908
Less accumulated depreciation	(918,649)	(856,128)
	$ 496,373	$ 469,780

Depreciation expense for the years ended December 31, 2001, 2000, and 1999 totalled $62,521, $56,339, and $56,743, respectively.

NOTE 5 - DEPOSITS

A summary of deposits is as follows:

	As of December 31,	
	2001	2000
Demand Deposits:		
Now Accounts	$ 8,924,461	$ 8,004,399
Money Market Deposit Accounts	8,816,451	2,778,955
Passbook Savings	11,412,011	10,294,409
Total Demand Deposits	29,152,923	21,077,763
Term Deposits:		
Less Than $100,000	41,161,497	46,271,078
$100,000 or More	14,495,406	14,264,850
Total Term Deposits	55,656,903	60,535,928
	$ 84,809,826	$ 81,613,691

Deposits in excess of $100,000 may not be federally insured, depending upon ownership.

The scheduled maturities of certificates of deposit as of December 31, 2001 are as follows:

2002	$ 50,974,341
2003	4,255,763
2004	348,210
2005	53,589
2006	25,000
	$ 55,656,903

NOTE 6 - ADVANCES FROM FEDERAL HOME LOAN BANK

In November 1998, the Bank obtained an advance from the Federal Home Loan Bank of Cincinnati (FHLB). The advance is repayable monthly at 4.75% over three years. In March 2000, the Bank obtained an additional advance from FHLB with interest at 5%. The advance was repaid in November 2000. Interest expense associated with the advances from the FHLB totalled $38,393 for the year ended December 31, 2001 ($283,437 and $228,742 in 2000 and 1999). Pursuant to the Bank's collateral agreement with the FHLB, advances are secured by the Bank's FHLB stock and qualifying first mortgage loans. Advances from the FHLB were repaid.

NOTE 7 - NOTE PAYABLE

At December 31, 1999, the Bank had unsecured indebtedness to a bank for $3,200,000 with interest at Wall Street prime minus 1⅛%. The note was repaid in 2000. Interest expense associated with the note payable totalled $30,933 and $22,244, for the years ended December 31, 2000 and 1999, respectively.

NOTE 8 - INCOME TAXES

Income taxes as shown in the consolidated statements of income differ from the amount computed using the statutory federal income tax rate for the following reasons:

	For the Years Ended December 31,					
	2001		2000		1999	
	Amount	Percent of Pretax Income	Amount	Percent of Pretax Income	Amount	Percent of Pretax Income
Federal income tax at statutory rate	$ 556,330	34.0 %	$ 393,299	34.0 %	$ 408,513	34.0 %
Increase (decrease) resulting from tax effects of:						
Nontaxable interest	(6,238)	(0.4)	(19,636)	(1.7)	(29,959)	(2.5)
State excise tax and other, net	(25,278)	(1.5)	(18,812)	(1.6)	79,588	6.6
	$ 524,814	32.1 %	$ 354,851	30.7 %	$ 458,142	38.1 %

The Bank has recognized the following amounts related to impaired loans in conformity with FASB Statements No. 114 and No. 118:

	As of December 31,	
	2001	2000
Recorded value of all impaired loans	$ 994,000	$ 1,026,000
Average individual loan balance	$ 47,000	$ 43,000
Total allowance for loan losses related to impaired loans	$ 243,547	$ 251,016

The Bank records payments received on impaired loans that are well secured and in the process of collection on the cash receipts method, whereby payments are first applied to accrued interest and then to reduce principal balances. Payments received on impaired loans which do not represent a remote chance of further loss to the Bank are credited to the loan's principal balance under the cost recovery method. The following is a summary of cash receipts on impaired loans and how they were applied during the periods indicated:

	For the Years Ended December 31,	
	2001	2000
Cash receipts applied to reduce principal balance	$ 67,890	$ 46,353
Cash receipts recognized as interest income	49,225	78,530
Total cash receipts	$ 117,115	$ 124,883

NOTE 4 - PREMISES AND EQUIPMENT, NET

Premises and equipment, net are summarized as follows:

	As of December 31,	
	2001	2000
Land	$ 168,539	$ 168,539
Buildings	753,780	753,780
Furniture and equipment	456,343	403,589
Construction in process	36,360	0
	1,415,022	1,325,908
Less accumulated depreciation	(918,649)	(856,128)
	$ 496,373	$ 469,780

Depreciation expense for the years ended December 31, 2001, 2000, and 1999 totalled $62,521, $56,339, and $56,743, respectively.

NOTE 5 - DEPOSITS

A summary of deposits is as follows:

	As of December 31,	
	2001	2000
Demand Deposits:		
Now Accounts	$ 8,924,461	$ 8,004,399
Money Market Deposit Accounts	8,816,451	2,778,955
Passbook Savings	11,412,011	10,294,409
Total Demand Deposits	29,152,923	21,077,763
Term Deposits:		
Less Than $100,000	41,161,497	46,271,078
$100,000 or More	14,495,406	14,264,850
Total Term Deposits	55,656,903	60,535,928
	$ 84,809,826	$ 81,613,691

Deposits in excess of $100,000 may not be federally insured, depending upon ownership.

The scheduled maturities of certificates of deposit as of December 31, 2001 are as follows:

2002	$ 50,974,341
2003	4,255,763
2004	348,210
2005	53,589
2006	25,000
	$ 55,656,903

NOTE 6 - ADVANCES FROM FEDERAL HOME LOAN BANK

In November 1998, the Bank obtained an advance from the Federal Home Loan Bank of Cincinnati (FHLB). The advance is repayable monthly at 4.75% over three years. In March 2000, the Bank obtained an additional advance from FHLB with interest at 5%. The advance was repaid in November 2000. Interest expense associated with the advances from the FHLB totalled $38,393 for the year ended December 31, 2001 ($283,437 and $228,742 in 2000 and 1999). Pursuant to the Bank's collateral agreement with the FHLB, advances are secured by the Bank's FHLB stock and qualifying first mortgage loans. Advances from the FHLB were repaid.

NOTE 7 - NOTE PAYABLE

At December 31, 1999, the Bank had unsecured indebtedness to a bank for $3,200,000 with interest at Wall Street prime minus 1⅛%. The note was repaid in 2000. Interest expense associated with the note payable totalled $30,933 and $22,244, for the years ended December 31, 2000 and 1999, respectively.

NOTE 8 - INCOME TAXES

Income taxes as shown in the consolidated statements of income differ from the amount computed using the statutory federal income tax rate for the following reasons:

	For the Years Ended December 31,					
	2001		2000		1999	
	Amount	Percent of Pretax Income	Amount	Percent of Pretax Income	Amount	Percent of Pretax Income
Federal income tax at statutory rate	$ 556,330	34.0 %	$ 393,299	34.0 %	$ 408,513	34.0 %
Increase (decrease) resulting from tax effects of:						
Nontaxable interest	(6,238)	(0.4)	(19,636)	(1.7)	(29,959)	(2.5)
State excise tax and other, net	(25,278)	(1.5)	(18,812)	(1.6)	79,588	6.6
	$ 524,814	32.1 %	$ 354,851	30.7 %	$ 458,142	38.1 %

Income taxes consist of:

	For the Years Ended December 31,		
	2001	2000	1999
Current	$ 567,157	$ 395,958	$ 422,723
Deferred (Benefit)	(42,343)	(41,107)	35,419
	$ 524,814	$ 354,851	$ 458,142

Deferred tax liabilities have been provided for taxable temporary differences related to the allowance for loan losses, accumulated depreciation, investments, and loan fees. Deferred tax assets have been provided for deductible temporary differences related to the deferred loan fees and nonqualified retirement plans and deferred compensation plans. The net deferred tax liability in the accompanying consolidated statements of financial condition include the following components:

	As of December 31,	
	2001	2000
Deferred Tax Liabilities	$ 1,320,299	$ 1,270,397
Deferred Tax Assets	(451,403)	(429,321)
Net Deferred Tax Liabilities	$ 868,896	$ 841,076

In 1996, Congress enacted the Small Business Job Protection Act which effectively removed any recapture provisions related to tax bad debt reserves accumulated by the Bank prior to 1988. However, any reserves accumulated after 1987 must be recaptured over a six year period. The tax liability associated with this recapture is included in the Bank 's accrued and deferred tax liabilities as of December 31, 2001 and 2000.

NOTE 9 - REGULATORY MATTERS

The Bank is subject to various regulatory capital requirements administered by its primary federal regulator, the Office of Thrift Supervision (OTS). Failure to meet the minimum regulatory capital requirements can initiate certain mandatory, and possible additional discretionary actions by regulators, that if undertaken, could have a direct material affect on the Bank and the consolidated financial statements. Under the regulatory capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines involving quantitative measures of the Bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification under the prompt corrective action guidelines are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors. Management believes that the Bank meets all capital adequacy requirements to which it is subject.

Quantitative measures established by OTS regulations to ensure capital adequacy require the Bank to maintain minimum amounts and ratios of "tangible capital" and "core capital" to "adjusted total assets" and "risk based capital" to "risk-weighted assets" (as defined in the regulations). Reconciliation of capital under accounting principles generally accepted in the United States of America to the capital amounts per the regulations is as follows:

	As of December 31,	
	2001	2000
Bank capital (total equity) per accounting principles generally accepted in the United States of America	$ 12,382,132	$ 10,928,402
Less goodwill, net of amortization	(953,233)	(1,033,225)
Less net unrealized gain on investment securities	(1,262,775)	(1,155,021)
Tangible capital per the regulations	10,166,124	8,740,156
Less adjustments for core capital	(0)	(0)
Core capital per the regulations	10,166,124	8,740,156
Add allowable portion of allowance for loan losses	708,000	604,000
Risk-based capital per the regulations	$ 10,874,124	$ 9,344,156

The Bank's actual capital amounts and minimum capital requirements of the OTS are presented in the following table. All amounts are in thousands of dollars.

	Actual		To Comply With Minimum Capital Requirements	
	Amount	Ratio	Amount	Ratio
As of December 31, 2001:				
Tangible Capital (To Adjusted Total Assets)	$ 10,166	10.4%	$ 1,464	1.5%
Core Capital (To Adjusted Total Assets)	$ 10,166	10.4%	$ 3,954	4.0%
Risk-Based Capital (To Risk-Weighted Assets)	$ 10,874	19.2%	$ 4,533	8.0%
As of December 31, 2000:				
Tangible Capital (To Adjusted Total Assets)	$ 8,741	9.1%	$ 1,445	1.5%
Core Capital (To Adjusted Total Assets)	$ 8,741	9.1%	$ 3,854	4.0%
Risk-Based Capital (To Risk-Weighted Assets)	$ 9,345	19.4%	$ 3,859	8.0%

As of December 31, 2001, the Bank is categorized as *well capitalized* under the regulatory framework for prompt corrective action. To be categorized as *well capitalized*, the Bank must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the table below. There are no conditions or events since that date that management believes have changed the institution's category. The Bank's actual capital amounts and ratios are also presented in the following table. All amounts are in thousands of dollars.

	Actual		To Be Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio
As of December 31, 2001:				
Total Capital (To Risk-Weighted Assets)	$ 10,874	19.2%	$ 5,666	10.0%
Tier I Capital (To Risk-Weighted Assets)	$ 10,166	17.9%	$ 3,400	6.0%
Tier I Capital (To Average Assets)	$ 10,166	10.4%	$ 4,984	5.0%
As of December 31, 2000:				
Total Capital (To Risk-Weighted Assets)	$ 9,345	19.4%	$ 4,824	10.0%
Tier I Capital (To Risk-Weighted Assets)	$ 8,741	18.1%	$ 2,894	6.0%
Tier I Capital (To Average Assets)	$ 8,741	9.1%	$ 4,800	5.0%

NOTE 10 - RETIREMENT PLANS

401(k) Retirement Plan - The Bank has established a 401(k) retirement plan, which allows eligible officers and employees to contribute up to fifteen percent of their annual compensation on a tax-deferred basis. The Bank has the option, at the discretion of the board of directors, to make contributions to the plan. Total 401(k) retirement plan expense was $66,149, $47,548, and $5,337, for the years ended December 31, 2001, 2000, and 1999, respectively.

Directors Long-Term Incentive Plan - In June 1997, the Bank established a long-term incentive plan for the board of directors to provide target retirement benefits of 75% of board fees for ten years for directors who retire with twenty or more years of service. Activity in the directors' retirement plan for the years ended December 31, 2001, 2000, and 1999, are as follows:

	2001	2000	1999
Liability balance at beginning of year	$ 148,027	$ 218,423	$ 164,727
Accrued and expensed	6,197	6,197	7,552
Death benefit payment	0	(38,652)	0
Increase (decrease) in liability due to investment returns	8,245	(37,941)	46,144
Liability balance at end of year	$ 162,469	$ 148,027	$ 218,423

In July 1998, the Emerging Issues Task Force (EITF) of the Financial Accounting Standards Board (FASB) issued EITF 97-14 *Accounting for Deferred Compensation Arrangements Where Amounts Earned are Held in a Rabbi Trust and Invested.* In accordance with EITF 97-14, the Bank has recognized a liability for the fair value of all shares of Holding Company stock (17,143 shares as of December 31, 2001 and 2000) and other assets held by the trustee, and a contra-equity account *Shares in Grantor Trust - Contra Account* for the cost of the shares held by the trustee.

Employee Stock Ownership Plan (ESOP) - Pursuant to the plan of conversion to stock form, the Bank established its Employee Stock Ownership Plan in 1998. The ESOP borrowed $1,164,000 from the Bank's Holding Company at 8.50% interest repayable in thirteen years. The ESOP purchased 116,400 shares of Holding Company stock in the initial stock offering. The ESOP received $49,092, $46,156, and $34,935, in dividends on its stock in 2001, 2000, and 1999, respectively, which was used to reduce the ESOP debt. In 2001 and 2000, the accrued ESOP contribution of $115,505 for each year was also used to reduce the ESOP debt. An appropriate contra-equity account *Unearned Compensation - Employee Stock Ownership Plan* has been established for the net amount still owing on the ESOP debt. The Bank's board of directors approved contributions to the ESOP of $115,505, for each year, plus accrued interest of $58,920, $73,160, and $86,005, on the ESOP debt, for the years ended December 31, 2001, 2000, and 1999, respectively.

NOTE 11 - STOCK OPTION PLAN

In January 1999, the Company's board of directors approved the Company's 1999 stock option plan, and in May 1999, the Company's shareholders ratified the plan. The plan reserved 145,475 shares of the Company's common stock for issuance pursuant to the options to be granted. These shares will be either newly issued shares or shares purchased on the open market.

The Company's board of directors has approved the issuance of stock options under the Plan to certain members of the board of directors and senior management. The options vest at a rate of 25% per year, expire in ten years, and provide for the purchase of stock at an exercise price of $8.60 per share. Stock options awarded totalled 209,299 and 205,869 as of December 31, 2001 and 2000, respectively.

The Company has repurchased 188,422 shares as of December 31, 2001 and 2000 of its common stock which are being held in trust for when the stock options are exercised. A contra-equity account has been established to reflect the costs of such shares held in trust. The Company intends to utilize dividends received to continue to purchase shares of its common stock to be placed in the stock option trusts.

The Company applies APB Opinion 25 and related interpretations in accounting for its stock option plan. Accordingly, no compensation cost has been recognized. Had compensation cost for the Company's stock option plan been determined based on the fair value at the grant dates for awards under the plan consistent with the method prescribed by FASB Statement No. 123, the Company's net income and earnings per share would not have been significantly affected.

NOTE 12 - MANAGEMENT RECOGNITION PLAN

In January 1999, the Company's board of directors approved a Management Recognition Plan (MRP), and in May 1999, the Company's shareholders ratified the plan. The plan authorizes the board of directors to award up to 58,190 shares of restricted common stock to members of the board of directors and senior management.

The Company's board of directors has awarded 54,518 shares as of December 31, 2001 and 2000 of restricted common stock to certain members of the board of directors and senior management. The shares are awarded 25% per year. The Company and its subsidiary will share the cost of the plan and accrue the estimated cost of repurchasing shares to be reissued as restricted stock over the period that such awards are earned. Activity in the MRP plan is as follows:

	2001	2000
Accrued Liability Balance at Beginning of Year	$ 152,895	$ 142,595
Amount Charged to Expense	169,488	176,880
Less Cost of Shares Issued	(180,124)	(166,580)
Accrued Liability Balance at End of Year	$ 142,259	$ 152,895

The Company held 17,138 shares as of December 31, 2001 (31,854 shares in 2000) of its common stock in trust at a net cost of $209,770 as of December 31, 2001 ($389,894 in 2000). A contra-equity account has been established to reflect the cost of such shares held in trust.

NOTE 13 - DIRECTORS DEFERRED COMPENSATION

In 1998, the Company established a deferred compensation plan whereby directors, at their option, can defer all or portions of fees they earn each year. Fees not paid are accrued for the benefit of the directors and their accounts are adjusted quarterly for the return equivalent to the change in the fair value of the Company's common stock. Alternatively, each director can elect to receive a rate equivalent to the Bank's one year certificates of deposit. Activity in the plan for the years ended December 31, 2001 and 2000 are as follows:

	As of December 31,	
	2001	2000
Balances, Beginning of Year	$ 171,346	$ 131,527
Directors Fees Deferred During Year	57,300	55,900
Income (Loss) Credited During Year	9,242	(16,081)
Balances, End of Year	$ 237,888	$ 171,346

Amounts owed under the plan are paid to directors upon their retirement from the board of directors.

NOTE 14 - SIGNIFICANT GROUP CONCENTRATIONS OF CREDIT RISK

Most of the Bank's business activity is with customers located within East Tennessee. Investments in state and municipal securities involve governmental entities within the State of Tennessee. As of December 31, 2001, the Bank had concentrations of loans in real estate lending and consumer lending. Generally these loans are secured by the underlying real estate and consumer goods. The usual risk associated with such concentrations are generally mitigated by being spread over several hundred unrelated borrowers and by adequate collateral loan to value ratios.

NOTE 15 - COMMITMENTS AND CONTINGENT LIABILITIES

The Bank is subject to claims and lawsuits which arise primarily in the ordinary course of business. It is the opinion of management that the disposition or ultimate resolution of such claims and lawsuits will not have a material adverse effect on the consolidated financial position of the Bank.

NOTE 16 - STOCK CONVERSION

In May 1997, the board of directors approved a plan of reorganization from a mutual savings association to a capital stock savings bank and the concurrent formation of a holding company. In November 1997 the Office of Thrift Supervision approved the plan of conversion subject to the approval of the members, and in December 1997 the members of the Association also approved the plan of conversion. The conversion was accomplished effective January 1, 1998 through amendment of the Association's charter and the sale of the Holding Company's (United Tennessee Bankshares, Inc.) common stock in an amount equal to the appraised pro forma consolidated market value of the Holding Company and the Association after giving effect to the conversion. A subscription offering of the shares of common stock was offered to depositors, borrowers, directors, officers, employees, and employee benefit plans of the Bank, and to certain other eligible subscribers. On January 1, 1998, in accordance with its approved plan of conversion, the Holding Company issued 1,454,750 of its $10 par value stock providing gross receipts of $14,547,500. On January 1, 1998, the Bank changed its name to Newport Federal Bank and issued 100,000 shares of its $1 par value stock to the Holding Company in exchange for $7,100,000. Total conversion costs of $571,822 were deducted from the proceeds of the shares sold in the conversion.

At the time of the conversion, the Bank was required to establish a liquidation account in an amount equal to its capital as of June 30, 1997. The liquidation account will be maintained for the benefit of eligible accountholders who continue to maintain their accounts at the Bank after the conversion. The liquidation account will be reduced annually to the extent that eligible accountholders have reduced their qualifying deposits as of each anniversary date. Subsequent increases will not restore an eligible accountholder's interest in the liquidation account. In the event of a complete liquidation, each eligible accountholder will be entitled to receive a distribution from the liquidation account in an amount proportionate to the current adjusted qualifying balances for accounts then held. The Bank and the Holding Company are subject to several restrictions concerning the repurchase of stock and dividend payment restrictions pursuant to the applicable rules and policies of the OTS.

NOTE 17 - DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

The Financial Accounting Standards Board has issued Statement of Financial Accounting Standards No. 107, *Disclosures About Fair Value of Financial Instruments* (SFAS No. 107), which requires the Association to disclose the fair value of financial instruments, both assets and liabilities recognized and not recognized in the consolidated statements of financial condition, for which it is practicable to estimate fair value.

According to SFAS No. 107, a financial instrument is defined as cash, evidence of an ownership interest in an entity, or a contract that both: (1) imposes on one entity a contractual obligation to deliver cash or another financial instrument to a second entity, or to exchange other financial instruments on potentially unfavorable terms with the second entity, and (2) conveys to that second entity a contractual right to receive cash or another financial instrument from the first entity, or to exchange other financial instruments on potentially favorable terms with the first entity.

SFAS No. 107 also states that the fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. Quoted market prices in an active market, if available, are the best evidence of the fair value of financial instruments. For financial instruments that do not trade regularly, management's best estimate of fair value is based on either the quoted market price of a financial instrument with similar characteristics or on valuation techniques such as the present value of estimated future cash flows using a discount rate commensurate with the risks involved.

For the Company and the Bank, as for most financial institutions, the majority of its assets and liabilities are considered financial instruments as defined above. However, a large majority of those assets and liabilities do not have an active trading market nor are their characteristics similar to other financial instruments for which an active trading market exists. In addition, it is the Company's and Bank's practice and intent to hold the majority of its financial instruments to maturity and not to engage in trading or sales activities. Therefore, much of the information as well as the amounts disclosed below are highly subjective and judgmental in nature. The subjective factors include estimates of cash flows, risks characteristics, credit quality, and interest rates, all of which are subject to change. Because the fair value is estimated as of the dates indicated, the amounts which will actually be realized or paid upon settlement or maturity of the various financial instruments could be significantly different.

The estimates of fair value are based on existing financial instruments without attempting to estimate the value of anticipated future business or activity nor the value of assets and liabilities that are not considered financial instruments. For example, the value of mortgage loan servicing rights and the value of the Bank's long-term relationships with depositors, commonly known as core deposit intangibles, have not been considered in the estimates of fair values presented below. In addition, the tax implications related to the realization of unrealized gains and losses can have a significant effect on fair value estimates and have not been included in the estimated fair values below.

The following methods and assumptions were used to estimate the fair value of the following classes of financial instruments:

Cash and Amounts Due From Depository Institutions - For these short-term instruments, the recorded book value is a reasonable estimate of fair value.

Investment Securities - Quoted market prices are used to determine the estimated fair value of investment securities that are marketable. Fair value for nonmarketable securities is estimated to be equivalent to historical cost.

Loans Receivable, Net - The estimated fair value of fixed rate mortgage loans is calculated by discounting future cash flows to their present value. Future cash flows, consisting of both principal and interest payments, are discounted using current local market rates for similar loans with similar maturities. The estimated fair value of variable rate loans is considered equal to recorded book value. The estimated fair value of the allowance for loan losses is considered to be its recorded book value. Additionally, the credit exposure known to exist in the loan portfolio is embodied in the allowance for loan losses.

Deposits - The estimated fair value of demand, savings, NOW, and money market deposits is the amount payable on demand at the reporting date. The fair value of fixed-maturity certificates of deposit is estimated using the rates currently offered for deposits of similar maturities.

Advances From Federal Home Loan Bank - The advance is a fixed rate and fixed maturity liability. The fair value is estimated using a rate currently available to the Bank for debt with similar terms and remaining maturity.

Off-Balance-Sheet Loan Commitments - The fair value of loan commitments is based on fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the present creditworthiness of the counterparties. For fixed-rate loan commitments, fair value also considers the difference between current levels of interest rates and the committed rates. The fair value of these items is not material to the Bank as of the dates indicated below.

The recorded book value and estimated fair value of the Company's and Bank's consolidated financial instruments are as follows (amounts in thousands):

	As of December 31, 2001		As of December 31, 2000	
	Recorded Book Value	Estimated Fair Value	Recorded Book Value	Estimated Fair Value
FINANCIAL ASSETS:				
Cash and Amounts Due From Depository Institutions	$ 2,123	$ 2,123	$ 3,067	$ 3,067
Investment Securities-Available for Sale	$ 24,398	$ 24,398	$ 24,357	$ 24,357
Loans Receivable, Net	$ 72,200	$ 72,476	$ 68,878	$ 68,145
FINANCIAL LIABILITIES:				
Deposits	$ 84,810	$ 85,117	$ 81,614	$ 82,070
Advances From Federal Home Loan Bank	$ 0	$ 0	$ 1,753	$ 1,743

CORPORATE INFORMATION

Directors:

J. William Myers
Chairman of the Board & Attorney
Myers & Bell, P.C., Newport, TN

Richard G. Harwood
President and Chief Executive Officer
of the Company and the Bank

Tommy C. Bible
Manager, Jefferson/Cocke Co. Utilities

William B. Henry
Retired; Former Optometrist

Ben W. Hooper, III
Attorney, Campbell & Hooper,
Newport, Tennessee

Robert L. Overholt
Retired; Former Owner/Manager
Home Supply

Robert D. Self
Retired; Former Owner,
Bob Self Auto Parts

Executive Officers:

Richard G. Harwood
President and Chief Executive Officer

Lonnie R. Jones
Vice President of Operations of the Bank

Nancy L. Bryant
Vice President and Treasurer

Peggy B. Holston
Secretary

Chris H. Triplett
Controller

Annual Stockholder Meeting:

May 21, 2002; 5:00 p.m.
Newport Federal Bank
344 W. Broadway
Newport, Tennessee

Main Office:

344 W. Broadway
Newport, Tennessee

Branch Offices:

263 E. Broadway
Newport, Tennessee

345 Cosby Highway
Newport, Tennessee

Independent Auditor:

Pugh & Company, P.C.
Knoxville, Tennessee

General Counsel:

Myers & Bell, P.C.
Newport, Tennessee

Securities and Regulatory Counsel:

Baker, Donelson, Bearman & Caldwell
Johnson City, Tennessee

Stock Registrar & Transfer Agent:

Registrar and Transfer Company
10 Commerce Drive
Cranford, New Jersey 07016

United Tennessee Bankshares, Inc.

344 West Broadway
Newport, Tennessee 37821-0249

Phone: (423) 623-6088

Fax: (423) 625-0301